Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Norsat International Inc.
110-4020 Viking Way
Richmond, British Columbia V6V 2L4
Canada
(“Norsat”)

Item 2	Date of Material Change

May 31, 2017

Item 3	News Release

A news release was disseminated on May 31, 2017, through the facilities of CNW Group Ltd. and subsequently filed on SEDAR.

Item 4	Summary of Material Change

Norsat has entered into an Amended Arrangement Agreement (the “Amended Arrangement Agreement”) with Hytera Communications Co., Ltd. and its wholly-owned subsidiary, Hytera Project Corp. (“Hytera”), pursuant to which, and subject to certain conditions including shareholder and court approval, Hytera will acquire all of the issued and outstanding shares of Norsat by way of a plan of arrangement completed under the Business Corporations Act (British Columbia). The consideration payable per Norsat share is US$11.25 in cash.

Item 5	Full Description of Material Change

Norsat has entered into the Amended Arrangement Agreement with Hytera, a subsidiary of Hytera Communications Co., Ltd., pursuant to which Hytera will acquire all the issued and outstanding shares of Norsat for $11.25 in United States dollars (“USD”) in cash per share, pursuant to a court-approved plan of arrangement (the “Arrangement”). All unexercised options and restricted share units will also be acquired under the Arrangement. The proposed transaction values Norsat at an equity value of approximately $69 million USD.

Cash Consideration and Attractive Premium – Under the Arrangement, shareholders of Norsat will receive $11.25 USD per Norsat share in cash, offering immediate liquidity and certainty of consideration. The cash consideration per share represents a premium of 77% over the unaffected trading price of the shares on the Toronto Stock Exchange, on September 16, 2016, the last trading day prior to the announcement on September 19, 2016 by Privet, a shareholder of Norsat of its interest in acquiring Norsat. The Arrangement also represents a premium of 82% over the 20-day VWAP on the Toronto Stock Exchange ending on September 16, 2016.

Independent Directors Support and Approval – The Independent Directors have unanimously determined that the Arrangement is in the best interests of Norsat and its shareholders. The Board has received an updated opinion from its independent advisor, KPMG LLP, that as of May 30, 2017 and subject to the assumptions, limitations and qualifications set forth herein, the consideration to be received by shareholders of Norsat pursuant to the Arrangement Agreement, as amended, is fair, from a financial point of view, to shareholders of Norsat.

Details of the Arrangement and Required Approvals – The Arrangement will be subject to a number of customary conditions, including the approval of Norsat securityholders and certain regulatory approvals included under the Investment Canada Act.

The Arrangement will be considered by shareholders upon the resumption of the Annual General and Special Meeting of Norsat securityholders which was originally held on Monday, May 29, 2017 (the “Meeting”). Following the passing of certain annual general meeting matters, the Meeting was adjourned to a date and time to be determined. The transaction will require the approval of at least 66 2/3% of the votes cast by securityholders at the meeting. If approved by securityholders, and subject to the receipt of all required regulatory approvals, the transaction is expected to close in the third quarter of 2017.

Securityholders will be provided with details of the time and date that the meeting will reconvene to consider the revised Hytera offer, as well as supplemental information to the management information circular previously distributed containing additional detailed information about the transaction and the voting procedures. The supplemental information, a copy of the amending agreement, revised plan of arrangement, and related documents will be filed with Canadian and United States securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Arrangement Agreement, as amended, provides for, among other things, customary non-solicitation provisions, with “fiduciary out” provisions that allow Norsat to terminate the Arrangement Agreement to accept an unsolicited superior proposal in certain circumstances, subject to payment of a termination fee of $2.5 million USD (increased from $2.0 million USD) and subject to the right of Hytera to match the superior proposal in question.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Arthur Chin
Chief Financial Officer
Telephone: (604) 821-2809

Item 9	Date of Report

May 31, 2017